AMENDED

APPENDIX A

TO

THE CUSTODIAN and TRANSFER AGENT AGREEMENT

BETWEEN

ARROW INVESTMENTS TRUST

and

BROWN BROTHERS HARRIMAN & CO.

Dated as of September 27, 2017

The following is a list of Funds/Portfolios for which Brown Brothers Harriman & Co. (“BBH”) shall serve as custodian pursuant to and in accordance with the Custodian and Transfer Agent Agreement dated October 1, 2014:

Arrow DWA Tactical ETF
Arrow QVM Equity Factor ETF

Arrow Reserve Capital Management ETF

Arrow Dogs of the World ETF

Arrow DWA Country Rotation ETF

IN WITNESS WHEREOF, each of the parties hereto has caused this to be executed in its name and on behalf of each such Fund/Portfolio.

ARROW INVESTMENTS TRUST

BY: /s/ Joseph Barrato

NAME: Joseph Barrato

TITLE: President

DATE: December 18, 2017